Exhibit 4.11

Joint Venture Agreement

Among

Shanghai Changfeng Investment (Group) Co., Ltd.

Shanghai Jiehu Internet Technology Co., Ltd.

And

Shanghai Qiyu Information Technology Co., Ltd.

October 2020

Party A: Shanghai Changfeng Investment (Group) Co., Ltd.

Address: Room 2208-1, No. 89 Yunling East Road, Putuo District,

Shanghai

Legal Representative: Wu Chao

Party B: Shanghai Jiehu Internet Technology Co., Ltd.

Address: Room 1029, 10/F, No. 89 Yunling East Road, Putuo District,

Shanghai

Legal Representative: Shi Xiaohong

Party C: Shanghai Qiyu Information Technology Co., Ltd.

Address: Room 1118, No. 4, Lane 800, Tongpu Road, Putuo District,

Shanghai

Legal Representative: Sun Mengjie

Article 1    Purpose for Establishment of the Company

For the purpose of integrating all the business of 360 in Shanghai, including finance, security, commerce, etc., gathering personnel and taxes in Putuo, and driving the development of relevant industry in the region, Party A, Party B and Party C agree to invest in and establish a joint venture company in Putuo District, Shanghai for the development and construction of 360 East China Regional Headquarters Industrial Park (the “Park”) only.

The Park is located in the A15B-01 Plot of Meichuan Community, with a land area of 19,813 m2, a plot ratio of 3.5, and an above-ground floor area of 69,345 m2, including no less than 5,000 m2 of supporting apartments. The concluded floor price is not more than RMB ******/m2 (excluding the underground buildings), and rational development of underground space is encouraged.

Article 2    Basic Information about the Company

Company Name: Shanghai 360 Changfeng Technology Co., Ltd. (tentative, subject to the scope approved by the Industrial and Commercial Bureau, the “Project Company”)

Term of Operation: XX XX, 2020 -

Registered Capital: RMB 100 million

Business Scope: including real estate development and operation, self-owned house leasing, commercial complex management services, park management services, property management, enterprise management, conference and exhibition services, landscaping engineering construction, etc.

Domicile: Putuo District, Shanghai

Business Registration: each party shall use reasonable efforts to complete the business registration within 20 working days after the satisfaction of the preconditions for establishment of the Project Company and the execution of this Agreement or other period as the parties otherwise agreed in writing. Party A shall be responsible for the registration of the Project Company, and Party B and Party C shall provide support. Party A shall support the Project Company in obtaining all licenses, approvals, permits and qualifications necessary for the establishment and operation of the Project Company.

Article 3    Capital Contribution of Shareholders

The Project Company shall be established by the joint capital subscription of RMB 100 million of the shareholders. The subscribed capital contribution of the shareholders is as follows:

Subscribed Capital Contribution of Shareholders

Name of shareholder	Subscribed capital contribution (RMB’0,000)	Equity ratio	Remarks
Party A	3000	30%
Party B	3000	30%
Party C	4000	40%
Total	10000	100%

The specific time and amount of capital contribution shall be separately agreed upon by the parties. All shareholders shall perform the obligation of capital contribution on a pro rata basis.

Article 4    Decision-making and Organizational Structure of the Project Company

1. The Project Company’s shareholders shall exercise their voting rights in accordance with their ratios of contributions. The shareholder resolutions shall be adopted with the consent of shareholders representing more than half of the voting rights. The resolutions on amending the articles of association, increasing or decreasing the registered capital, and merger, division, dissolution of the company, change of the company’s form , as well as providing external guarantee, providing external loan and making external investment shall be adopted by all the shareholders. Without the consent of the shareholder meeting, the directors and officers shall not enter into any contract or conduct any transaction with the Company.

2. The Project Company shall set up a Board of Directors according to the Company Law. The Board of Directors shall be composed of 5 directors, of which 2 shall be appointed by Party A, 2 by Party B and 1 by Party C. The chairman and the legal representative shall be appointed by Party B. The Project Company shall plan for the development and construction of the project, including the planning scheme, budget cost control, construction plan, financing arrangement, fund use plan, transfer plan and pricing, and submit to the Board of Directors for review, and implement only upon approval by more than half of the directors.

3. The Project Company does not have a board of supervisors, but have 1 supervisor, who shall be appointed by Party B. The supervisor may attend meetings of the Board of Directors without the right to vote, and may propose to convene an interim board meeting and shareholders’ meeting.

4. The General Manager and the Cashier Accountant of the Project Company shall be appointed by Party A. The Chief Financial Officer shall be appointed by Party B, and shall report directly to and be responsible to the Board of Directors. In principle, other department heads shall be publicly selected and hired by the Project Company.

Article 5    Operation and Management of the Project Company

1. The organizational management structure, position responsibilities, daily management system, approval authority and approval process of the Project Company shall be jointly determined and confirmed by Party A, Party B and Party C before implementation. The development and construction of the project land (including but not limited to project planning, design, engineering, sales and other work as well as the operation and management of the Project Company) shall be jointly decided and carried out by Party A, Party B and Party C.

2. Costs and expenses incurred by the Project Company including but not limited to land price, preliminary expenses, construction and installation expenses, infrastructure, public facilities, unforeseen expenses, operating expenses (including sales expenses and administrative expenses), financial expenses, taxes, etc. shall be listed in the Project Company’s costs. The target cost control system of the Project Company shall be jointly formulated and confirmed by Party A, Party B and Party C before implementation.

3. The Project Company shall be responsible for the unified recruitment and management of its staff on the regular payroll. The staffing level and remuneration shall be jointly decided by Party A, Party B and Party C after deliberation and implemented after approval by the Board of Directors. Salaries of the Project Company’s staff on the regular payroll shall be paid by the Project Company and listed in the Project Company’s costs.

4. The Project Company may use the brand of 360 Group in the development process in specific ways and within the scope determined by Party B.

5. The Project Company may use the brand of 360 DigiTech in the development process in specific ways and within the scope determined by Party C.

Article 6    Fund Management

1. Funding solutions

The funds required for project land development and construction shall in principle be provided by the Project Company through external financing, i.e., financed by mortgage of project land or construction in progress, the expenses and interest shall be included in the Project Company’s costs. If the funds needed for project development cannot be provided through external financing, each shareholder shall invest into the Project Company according to the equity ratio in the way agreed separately by the three parties in the future.

2. Distribution of collected payment

If the funds required for project development are provided in the form of shareholder loans, the quarterly collected payment of the Project Company shall be used to repay shareholder loans to the three parties according to the equity ratio after deducting the development costs payable and reserving funds needed for development in the following 3 months. The loan interest shall be subject to reasonable and fair requirements. In principle, it shall not be lower than the benchmark lending interest rate for the corresponding period announced by the People’s Bank of China.

Article 7    Profit Distribution

The parties agree that the profits shall be distributed annually to shareholders according to the equity ratio. After the joint venture company has repaid all the shareholder loans and the balance of the audited after-tax net profit after making up the losses (if applicable) and withdrawing the provident fund (if applicable) in accordance with the Company Law reaches RMB 10 million, the joint venture company shall distribute 80% of the said balance to the shareholders. All revenues, costs and expenses shall be recognized on an accrual basis in accordance with the Accounting Standards for Business Enterprises. The joint venture company shall not, in violation of the Accounting Standards for Business Enterprises, delay the distribution of dividends by delaying the recognition of revenues or recognizing costs and expenses in advance.

Article 8    Miscellaneous

1. For matters not covered herein, the three parties shall negotiate separately or enter into a supplementary agreement. Any dispute arising from or in connection with this Agreement shall be settled by the three parties through negotiation. If no agreement can be reached through negotiation, any party may submit the dispute to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with the arbitration rules then in effect. The arbitration award shall be final and binding upon all parties.

2. The three parties shall not disclose the confidential information involved in the discussion and negotiation of this Agreement without the permission of the information party, except otherwise required by laws, regulations or regulatory authorities.

3. All parties hereto shall abide by the national laws and regulations, the provisions on incorruptibility and self-discipline and CPC Central Committee’s eight-point guideline, and undertake that they have no interest connection with the enterprise personnel. If economic losses are caused to the other party due to violation of such provisions, thus being dealt with by laws and regulations, party discipline and rules, the breaching party shall bear the corresponding liability for breach to the non-breaching parties.

4. This Agreement is made in six originals, with each party holding two originals. This Agreement shall come into force upon being sealed by the three parties and shall remain valid for five years. Upon expiration of this Agreement, it may be extended, adjusted or supplemented upon the agreement of the three parties through negotiation.

(No text below)

(This page, without text, is for signature of the Joint Venture Agreement)

Party A:

Signature of Legal Representative or

Authorized Representative: /s/ Wu Chao

Date:

Party B:

Signature of Legal Representative or

Authorized Representative: /s/ Shi Xiaohong

Date:

Party C:

Signature of Legal Representative or

Authorized Representative: /s/ Sun Mengjie

Date: